SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 10, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

10 April 2014

Smith & Nephew plc

DIRECTORATE AND BOARD COMMITTEE CHANGES

Smith & Nephew plc announces the following changes to the composition of the Board and its Committees following the Annual General Meeting held earlier today.

Robert Quarta was today elected by shareholders as Non-Executive Director and, as announced on 4th December 2013, has been appointed Chairman of the Company with immediate effect. He has also been appointed member and Chairman of the Nomination & Governance Committee and member of the Remuneration Committee with immediate effect.

Sir John Buchanan and Richard De Schutter did not stand for re-election as Directors and, as previously disclosed, have ceased to be members of the Board with immediate effect.

The Rt. Hon Baroness Virginia Bottomley has been appointed a member of the Nomination & Governance Committee.

It is also announced that Pamela Kirby will retire from the Board as Non-Executive Director with effect from 31 July 2014. Michael Friedman will be appointed Chairman of the Ethics & Compliance Committee in her place with effect from the same date.

It is further announced that Brian Larcombe has replaced Richard De Schutter as Senior Independent Director with effect from today.

Following these changes, the Committee memberships are as follows:

Audit Committee
Ian Barlow (Chairman)
Brian Larcombe
Joseph Papa

Remuneration Committee
Joseph Papa (Chairman)
The Rt. Hon Baroness Virginia Bottomley
Pamela Kirby (to 31 July 2014)
Brian Larcombe
Roberto Quarta

Nomination & Governance Committee
Roberto Quarta (Chairman)
Olivier Bohuon
The Rt. Hon Baroness Virginia Bottomley
Brian Larcombe

Ethics & Compliance Committee
Pamela Kirby (Chairman) (to 31 July 2014)
Michael Friedman (Chairman from 31 July 2014)
Joseph Papa

This announcement is made in accordance with Listing Rule 9.6.11(2) R (and 12).

Contact:

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

# Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 10, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary